SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Federal-Mogul Corporation
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

313549 404
(CUSIP Number)

Keith Schaitkin, Esq.
General Counsel
Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4380
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 313549 404

1.           NAME OF REPORTING PERSON
IEH FM Holdings LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
121,111,976

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
121,111,976

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,111,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.73%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 313549 404

1.           NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
121,111,976

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
121,111,976

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,111,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.73%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 313549 404

1.           NAME OF REPORTING PERSON
Icahn Building LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
121,111,976

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
121,111,976

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,111,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.73%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 313549 404

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
121,111,976

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
121,111,976

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,111,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.73%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 313549 404

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
121,111,976

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
121,111,976

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,111,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.73%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 313549 404

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
121,111,976

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
121,111,976

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,111,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.73%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 313549 404

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
121,111,976

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
121,111,976

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,111,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.73%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 7, 2008, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by Federal-Mogul Corporation (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 2.  Identity and Background

Item 2 of the Initial 13D is hereby amended to add the following:

Following the expiration of the Rights Offering (as defined in Item 4 below), Icahn Enterprises Holdings contributed its membership interest in FM Holdings to Icahn Building LLC, a Nevada limited liability company (“Building”), and Building then contributed the membership interest in FM Holdings to American Entertainment Properties Corp., a Delaware corporation (“AEP”). Icahn Enterprises Holdings is the sole member of Building, which is the sole stockholder of AEP. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of Building and AEP. In addition, Mr. Icahn is the indirect holder of approximately 89.26% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises. Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings. The term “Reporting Persons” as used herein is hereby amended to include AEP and Building.

The principal business address of each of AEP and Building is 9017 S. Pecos Rd., Suite 4350, Henderson, NV 89074. Each of Building and AEP is primarily engaged in holding interests in Icahn Enterprises Holdings’ subsidiaries. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Building and AEP are set forth in Schedule A attached hereto. Neither Building nor AEP nor any manager or executive officer therof, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended to add the following:

The aggregate purchase price of the Shares purchased by FM Holdings in the Rights Offering, as described in Item 4 below, was $434,370,602.20. The source of funding for the Shares purchased by FM Holdings in the Rights Offering was the general working capital of Icahn Enterprises Holdings.

Item 4.  Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by adding the following:

On July 9, 2013, FM Holdings acquired 44,414,172 Shares, at a price per Share of $9.78, upon exercise of the basic subscription rights and oversubscription rights allocated to FM Holdings in the rights offering conducted by the Issuer, which expired on July 9, 2013 (the “Rights Offering”). In accordance with the terms of the Investment Agreement dated May 28, 2013, between FM Holdings and the Issuer, following the expiration of the Rights Offering, FM Holdings entered into an Amendment and Joinder to Registration Rights Agreement with the Issuer, and AEP entered into a Tax Allocation Agreement with the Issuer, copies of which are filed herewith as exhibits and incorporated into this Item 4 by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

(a) Following the expiration of the Rights Offering, the Reporting Persons may be deemed to beneficially own, in the aggregate, 121,111,976 Shares, representing approximately 80.73% of the Issuer's outstanding Shares (based upon: (i) the 98,904,500 Shares stated to be outstanding as of June 7, 2013 by the Issuer in the Issuer's prospectus supplement relating to the Rights Offering, filed with the Securities and Exchange Commission on June 7, 2013; and (ii) the 51,124,744 Shares issued in connection with the Rights Offering).

(b) FM Holdings has sole voting power and sole dispositive power with regard to 121,111,976 Shares. Each of AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to FM Holdings (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which FM Holdings directly beneficially owns. Each of AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) Except as set forth above in Item 4, the Reporting Persons have not effected any transactions with respect to Shares during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended by adding the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1.
Amendment and Joinder to Registration Rights Agreement, by and between IEH FM Holdings LLC and Federal-Mogul Corporation (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Federal-Mogul Corporation on July 11, 2013).

2.
Tax Allocation Agreement, by and between American Entertainment Properties Corp. and Federal-Mogul Corporation (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Federal-Mogul Corporation on July 11, 2013).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2013

IEH FM HOLDINGS LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 8 to Schedule 13D – Federal-Mogul Corporation]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE
ADDITIONAL REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the additional Reporting Persons named in Item 2 of this statement on Schedule 13D. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the additional Reporting Persons own any Shares.

AMERICAN ENTERTAINMENT PROPERTIES CORP.

Name	Position
Daniel A. Ninivaggi	Director
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
SungHwan Cho	Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

ICAHN BUILDING LLC

Name	Position
Icahn Enterprises Holdings L.P.	Sole Member